EZCORP, Inc.

1901 Capital Parkway

Austin, Texas 78746

Telephone: 512-314-3400

Facsimile: 512-314-3463

December 2, 2008

VIA EDGAR TRANSMISSION

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Scott Anderegg
Mail Stop 3561
RE:	EZCORP, Inc.

Registration Statement on Form S-4

File No. 333-153703

Filed September 26, 2008

As Amended on December 2, 2008

Dear Mr. Anderegg:

EZCORP, Inc., requests, pursuant to Rule 461, that the Commission accelerate to 5:00 p.m., on Tuesday, December 2, 2008, or as soon thereafter as practicable, the date on which the referenced registration statement on Form S-4, as amended on December 2, 2008, shall become effective.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company form its full responsibility for the accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings

Attention: Scott Anderegg

December 2, 2008

Very truly yours,

EZCORP, Inc.

/s/ Connie Kondik

By:	Connie Kondik
Vice President and General Counsel